UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                              (Amendment Number 1)

                    Under the Securities Exchange Act of 1934



                         FIRSTPLUS FINANCIAL GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   749207 10 6
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

                                Page 1 of 7 Pages

CUSIP No. 749207 10 6                  Schedule 13G            Page 2 of 7 Pages




--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                            Daniel T. Phillips
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]

                                                             (b) [ ]


--------------------------------------------------------------------------------
3         SEC USE ONLY




--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


                                        United States

--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                                       4,585,206

           SHARES                       This number includes 4,518,540 shares
                                        which are owned by Phillips Partnership.
       BENEFICIALLY                     Mr. Phillips has the sole voting control
                                        over the shares through an irrevocable
         OWNED BY                       five-year voting proxy.  See footnotes
                                        1 and 2 to Item 4.
            EACH              --------------------------------------------------
                              6        SHARED VOTING POWER
         REPORTING
                                                         0
        PERSON WITH           --------------------------------------------------
                              7         SOLE DISPOSITIVE POWER

                                                         66,666
                              --------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                                         4,518,540
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,585,206


--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                           12.3%


--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                                                           IN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 140475 10 4                  Schedule 13G            Page 3 of 7 Pages


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                          Phillips Partnership
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]

                                                             (b) [ ]


--------------------------------------------------------------------------------
3         SEC USE ONLY




--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


                                        Texas

--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                                       0
           SHARES             --------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER
          OWNED BY
            EACH                                         0
         REPORTING            --------------------------------------------------
        PERSON WITH           7         SOLE DISPOSITIVE POWER

                                                         0
                              --------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                                         4,518,540
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,518,540


--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                           12.1%


--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                                                           PN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 749207 10 6               Schedule 13G               Page 4 of 7 Pages


Item 1.

     (a)  Name of Issuer:
          --------------

          FIRSTPLUS Financial Group, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          1600 Viceroy Drive
          Dallas, Texas 75235


Item 2.

     (a)  Name of Person Filing:
          ---------------------

          Daniel T. Phillips

          Phillips Partnership

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          1600 Viceroy Drive
          Dallas, Texas 75235

          1600 Viceroy Drive
          Dallas, Texas 75235

     (c)  Citizenship:
          -----------

          Daniel T. Phillips - United States
          Phillips Partnership - Texas

     (d)  Title of Class of Securities:

          Common Stock, $.01 par value

     (e)  CUSIP No.:

          749207 10 6

Item 3. Not Applicable.

CUSIP No. 749207 10 6                 Schedule 13G             Page 5 of 7 Pages


Item 4. Ownership.
        ---------

     The following information relates to the reporting person's ownership of Common Stock, $.01 par value, of the issuer as of December 31, 1997.



                                                                Daniel T. Phillips                    Phillips Partnership
                                                                ------------------                    --------------------
(a)      Amount Beneficially Owned:                                  4,585,206                               4,518,540
         -------------------------

(b)      Percent of Class:                                                12.3%                                   12.1%
         ----------------

(c)      Number of Shares as to
         ----------------------
         Which Such Person Has:
         ---------------------

         (i)      Sole power to vote or                              4,585,206(1)                                    0
                  to direct the vote:

         (ii)     shared power to vote                                       0                                       0
                  or to direct the vote:

         (iii)     sole power to dispose                                 66,666                                       0
                  or to direct the
                  disposition of:

         (iv)     shared power to                                    4,518,540(2)                            4,518,540(2)
                  dispose or to direct
                  the disposition of:



Item 5. Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------

(1) Includes 4,518,540 shares of Common Stock owned by Phillips Partnership. The general partner of Phillips Partnership is Lenox Investment Corporation ("Lenox"), which is owned 50% by Daniel T. Phillips and 50% by his wife. The limited partners of Phillips Partnership are the Daniel T. Phillips Trust, Daniel T. Phillips and Merlene M. Phillips, Mr. Phillips' wife. Mr. Phillips has voting control over the shares owned by Phillips Partnership through an irrevocable five-year voting proxy.

(2) Mr. Phillips shares dispositive power over the 4,518,540 shares owned by Phillips Partnership with his wife, due to his and his wife's ownership of Phillips Partnership's general partner.

CUSIP No. 749207 10 6                 Schedule 13G             Page 6 of 7 Pages


Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

          Not Applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         --------------------------------------------------------

          Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

          Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

          Not Applicable.

Item 10. Certification.
         -------------

          Not Applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13,1998

                                          DANIEL T. PHILLIPS

                                          By:   /s/ Daniel T. Phillips
                                                --------------------------------
                                          Name:   Daniel T. Phillips

                                          PHILLIPS PARTNERSHIP

                                                By: Lenox Investment Corporation

                                                By:   /s/ Daniel T. Phillips
                                                      --------------------------
                                                      Authorized Signatory

CUSIP No. 749207 10 6               Schedule 13G               Page 7 of 7 Pages

                                    EXHIBIT A

                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock of FIRSTPLUS Financial Group, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.

Date: February 13, 1998

                                          DANIEL T. PHILLIPS

                                          By:   /s/ Daniel T. Phillips
                                                --------------------------------
                                                Name:   Daniel T. Phillips


                                          PHILLIPS PARTNERSHIP

                                                By: Lenox Investment Corporation

                                                    By:   /s/ Daniel T. Phillips
                                                          ----------------------
                                                           Authorized Signatory